Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2024 and 2023

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	March 31, 2024	December 31, 2023
ASSETS

Current
Cash and cash equivalents		$59,056	$91,135
Marketable securities		1,369	1,554
Receivables		2,437	3,225
Prepaid expenses		1,175	1,588
Other		140	—
		64,177	97,502

Deposits	5	8,078	2,102
Exploration and evaluation interests	6	63,300	62,414
Capital assets		31,885	32,969
Other		142	—

Total assets		$167,582	$194,987

LIABILITIES

Current
Accounts payable and accrued liabilities	9	$16,159	$20,588
Current portion of lease liabilities		1,224	1,061
Flow-through share premium liability		2,808	3,137
Other		460	449
		20,651	25,235

Convertible debenture	4	23,955	22,775
Long-term lease liabilities		8,204	8,546
Provision for closure and reclamation		13,008	13,654
Other		272	242

Total liabilities		66,090	70,452

SHAREHOLDERS’ EQUITY

Capital stock	7	552,881	552,397
Commitment to issue shares		750	750
Reserves		52,190	48,299
Deficit		(504,329)	(476,911)

Total shareholders’ equity		101,492	124,535

Total liabilities and shareholders’ equity		$167,582	$194,987

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 10)

SUBSEQUENT EVENTS (NOTE 6, 7 AND 11)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		Three months ended	Three months ended
	Note	March 31, 2024	March 31, 2023
Accretion		$243	$63
Administrative compensation	9	1,274	1,384
Change in fair value of convertible debenture	4	1,180	—
Communications		505	287
Consulting	9	478	138
Depreciation		228	71
Exploration and evaluation	6	20,047	11,052
Flow-through share premium recovery		(329)	(197)
Insurance		293	532
Interest income		(1,002)	(242)
Loss on derecognition of right-of-use asset		220	—
Loss on marketable securities		147	365
Office and administration		504	385
Professional fees		382	495
Share-based payments	7,9	3,001	2,160
Transfer agent and listing fees		247	250
Loss and comprehensive loss for the period		$(27,418)	$(16,743)

Loss per share – basic and diluted		$(0.30)	$(0.22)

Weighted average number of common shares outstanding – basic and diluted		90,316,753	77,869,653

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 7)		Issue Shares	(Note 7)	Deficit	Equity
	Shares	Amount
Balance December 31, 2022	77,655,882	$464,029	$1,250	$39,879	$(367,931)	$137,227
Tahltan Investment Rights	119,785	1,500	—	(1,500)	—	—
Exercise of options	260,108	1,597	—	(577)	—	1,020
Exercise of warrants	9,657	90	—	(25)	—	65
Share-based payments	—	—	—	2,438	—	2,438
Loss for the period	—	—	—	—	(16,743)	(16,743)
Balance March 31, 2023	78,045,432	467,216	1,250	40,215	(384,674)	124,007

Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Exercise of options	20,834	132	—	(41)	—	91
Vesting of restricted share units	48,334	352	—	(352)	—	—
Share-based payments	—	—	—	4,284	—	4,284
Loss for the period	—	—	—	—	(27,418)	(27,418)
Balance March 31, 2024	90,365,261	$552,881	$750	$52,190	$(504,329)	$101,492

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		Three months ended	Three months ended
	Note	March 31, 2024	March 31, 2023
OPERATING ACTIVITIES
Loss for the period		$(27,418)	$(16,743)
Items not affecting cash
Accretion		291	116
Change in fair value of convertible debenture	4	1,180	—
Depreciation		752	504
Flow-through share premium recovery		(329)	(197)
Loss on derecognition of right-of-use asset		220	—
Loss on marketable securities		147	365
Share-based payments	7	4,079	2,438
Other		(30)	—
Changes in non-cash operating working capital
Receivables		1,693	(451)
Prepaid expenses		497	(921)
Accounts payable and accrued liabilities		(4,299)	(2,920)
Net cash used in operating activities		(23,217)	(17,809)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		38	1
Deposits paid	5	(5,976)	(1,814)
Exploration and evaluation asset expenditures	10	(787)	—
Purchase of capital assets		(1,673)	(160)
Net cash used in investing activities		(8,398)	(1,973)

FINANCING ACTIVITIES
Lease payments		(419)	(203)
Proceeds from option exercises	16	91	1,020
Proceeds from warrant exercises		—	65
Share issue costs		(85)	—
Transaction costs on convertible debentures		(51)	—
Net cash (used in) provided by financing activities		(464)	882

Change in cash and cash equivalents during the period		(32,079)	(18,900)
Cash and cash equivalents, beginning of the period		91,135	40,602

Cash and cash equivalents, end of the period		$59,056	$21,702

Cash and cash equivalents are comprised of:
Cash		$7,888	$21,442
Cash equivalents		51,168	260
Cash and cash equivalents		$59,056	$21,702

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration and evaluation of mineral properties focused in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company has previously relied primarily on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at March 31, 2024, the Company had cash and cash equivalents of $59,056,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least twelve months from the reporting date. However, if the Company continues its current level of exploration and evaluation activities planned for twelve months after the reporting date, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares and construction financing which is anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity and/or construction financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023.

Except as disclosed in Note 3, the accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on May 9, 2024.

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2023.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows (“IAS 7”), and IFRS 7, Financial Instruments Disclosures (“IFRS 7”), to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	March 31, 2024	December 31, 2023
Cash and cash equivalents	Amortized cost	$59,056	$91,135
Marketable securities	Fair value through profit or loss	$1,369	$1,554
Receivables	Amortized cost	$954	$957
Deposits	Amortized cost	$8,078	$2,102
Contingent consideration receivable	Fair value through profit or loss	$—	$—
Accounts payable	Amortized cost	$5,719	$16,074
Convertible debenture	Fair value through profit or loss	$23,955	$22,775
Other liabilities	Amortized cost	$732	$691

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the contingent consideration receivable is subject to significant estimates relating to the probability of the occurrence of certain events (Level 3).

The fair value of the convertible debenture is subject to significant estimates relating to the probability and timing that (i) the Company will complete a project financing of at least US$200,000,000 during the term of the convertible debenture; and (ii) there will be a change of control, calculated using the partial differential equation approach (Level 3). During the three months ended March 31, 2024, the fair value of the liability component of the convertible debenture increased by $1,180,000. Pursuant to the terms of the convertible debenture, the Company must also comply with certain covenants. As at March 31, 2024, the Company was in compliance with those covenants.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at March 31, 2024, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at March 31, 2024 would have resulted in a $137,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities as of March 31, 2024 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$5,719	$—	$—	$5,719
Commitment to spend on exploration	12,430	—	—	12,430
Reclamation and mine closure	33	252	26,912	27,197
Leases[1]	8,228	8,088	12,377	28,693
Convertible debenture[2]	—	35,371	—	35,371
Other liabilities	500	278	—	778
Total	$26,910	$43,989	$39,289	$110,188
(1)	Including non-lease components such as common area maintenance and other costs.
(2)	Principal and interest payments are presented on the basis that the convertible debenture matures in December 2028 and that the Company continues to elect to accrue interest to the principal amount and pay the principal and accrued interest upon the convertible debenture’s maturity. While the convertible debenture has a maturity date of December 2028, Management expects that the convertible debenture will be repaid during 2024 upon completion of project financing for the construction and development of the Eskay Creek project.

5.	DEPOSITS

During the three months ended March 31, 2024, the Company paid deposits of $5,693,000 (2023 – $nil) relating to certain infrastructure at Eskay Creek.

6.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	Snip	Other	Total
Balance, December 31, 2023	$78,488	$959	$15,991	$95,438
Change of estimate to closure and reclamation	6,910	510	—	7,420
Additions	15,334	—	132	15,466
Sale of royalty	(55,910)	—	—	(55,910)
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414
Change of estimate to closure and reclamation	(476)	(219)	—	(695)
Additions	1,581	—	—	1,581
Balance, March 31, 2024	$45,927	$1,250	$16,123	$63,300

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

On December 18, 2023, the Company sold a 1% net smelter return royalty on Eskay to Franco-Nevada Corporation for cash consideration of $56,000,000 and contingent cash consideration of $3,000,000 to $4,500,000 which is payable to the Company upon completion of certain milestones. As of March 31, 2024, the milestones have not been completed.

During the year ended December 31, 2023, the Company acquired five mineral claims for cash consideration of $4,000,000 and incurred $11,334,000 relating to earthworks for certain infrastructure at Eskay.

During the three months ended March 31, 2024, the Company incurred and capitalized $1,581,000 (2023 - $nil) relating to the engineering and fabrication of certain mill equipment.

Other properties

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. As at December 31, 2023, the Company had paid $750,000 in cash and issued 110,221 common shares in satisfaction of the first three payments. In April 2024, the Company paid $250,000 in cash and issued 40,193 common shares in satisfaction of the fourth payment.

Exploration and evaluation expenses

Three months ended March 31, 2024	Eskay	Snip	Other	Total
Accretion	$48	$—	$—	$48
Assays and analysis/storage	213	—	56	269
Camp and safety	174	—	—	174
Claim renewals and permits	337	—	—	337
Depreciation	524	—	—	524
Environmental studies	7,213	28	—	7,241
Equipment rental	285	—	—	285
Fieldwork, camp support	925	—	41	966
Fuel	61	—	—	61
Geology, geophysics, and geochemical	8,032	—	219	8,251
Helicopter	174	—	—	174
Metallurgy	—	76	—	76
Part XII.6 tax, net of METC	(99)	—	—	(99)
Share-based payments (Note 9)	1,078	—	—	1,078
Transportation and logistics	662	—	—	662
Total for the period	$19,627	$104	$316	$20,047

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Three months ended March 31, 2023	Eskay	Snip	Other	Total
Accretion	$53	$—	$—	$53
Assays and analysis/storage	908	—	47	955
Camp and safety	8	—	—	8
Claim renewals and permits	313	17	5	335
Community relations	—	—	3	3
Depreciation	433	—	—	433
Drilling	—	—	2	2
Electrical	2	—	—	2
Environmental studies	3,254	75	—	3,329
Equipment rental	166	—	1	167
Fieldwork, camp support	641	8	43	692
Fuel	34	—	—	34
Geology, geophysics, and geochemical	3,733	—	2	3,735
Helicopter	56	—	—	56
Metallurgy	389	—	—	389
Part XII.6 tax, net of METC	186	—	23	209
Share-based payments (Note 9)	278	—	—	278
Transportation and logistics	369	—	3	372
Total for the period	$10,823	$100	$129	$11,052

7.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right would vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As of December 31, 2023, the share payments related to Milestones 1, 2 and 3 had been made. In April 2024, the Company issued the final share payment related to Milestone 4 by converting 79,858 Rights into 79,858 common shares of the Company.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year ended December 31, 2023, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Share purchase warrant, RSU, PSU and DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	PSUs	DSUs	Stock Options
		Weighted					Weighted
		Average					Average
	Number	Exercise Price	Number	Number	Number	Number	Exercise Price
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	—	5,033,425	$10.44
Granted	—	$—	607,750	770,000	86,257	485,151	$8.42
Exercised	(9,657)	$6.81	(400,776)	—	—	(267,524)	$3.86
Cancelled	(3,166)	$6.57	(197,456)	—	—	(351,134)	$11.80
Outstanding, December 31, 2023	—	$—	1,845,339	770,000	86,257	4,899,918	$10.34
Granted	—	$—	323,940	—	142,158	1,022,093	$5.71
Exercised	—	$—	(48,334)	—	—	(20,834)	$4.35
Cancelled	—	$—	(23,659)	—	—	(38,732)	$7.61
Outstanding, March 31, 2024	—	$—	2,097,286	770,000	228,415	5,862,445	$9.57
Exercisable, March 31, 2024	—	$—	—	—	—	3,731,622	$10.55

On January 12, 2024, the Company granted 37,078 DSUs to the non-executed members of the Board of Directors in connection with the settlement of accrued directors fees.

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management will only vest upon the Company raising at least $65,000,000. The Board of Directors also approved to grant 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

The weighted average share price at the date of exercise of the stock options was $6.14 during the three months ended March 31, 2024 (2023 – $7.42). The weighted average share price at the date of exercise of the warrants was $7.69 during the three months ended March 31, 2023.

As at March 31, 2024, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	768,593	0.95	768,593
	5.01 - 10.00	1,725,752	4.47	114,187
	10.01 - 15.00	3,368,100	2.07	2,848,842
		5,862,445	2.63	3,731,622

RSUs		2,097,286	0.80	—

PSUs		770,000	1.47	—

Share-based payments expense for the three months ended March 31, 2024 and 2023 consist of:

	2024	2023
Stock options	$773	$741
RSUs	2,022	1,697
PSUs	684	—
DSUs	600	—
	$4,079	$2,438

Recorded in exploration and evaluation expense	$1,078	$278
Recorded in general and administrative expense	3,001	2,160
	$4,079	$2,438

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

The weighted average fair value per unit of the Company's stock options and share units granted during the three months ended March 31, 2024 and 2023 were as follows:

	2024	2023
Stock options	$2.45	$—
RSUs	$5.71	$7.28
DSUs	$5.67	$—

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	2024	2023
Expected life (years)	3.5	—
Annualized volatility	54.21%	—%
Dividend rate	—%	—%
Risk-free interest rate	3.79%	—%
8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three months ended March 31, 2024 and 2023 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	2024	2023
Capital asset additions in accounts payable and accrued liabilities	$167	$142
Leasehold improvement allowance in receivables	$905	$—
Sublease payments and security deposit in prepaid expense	$84	—
Discount on sublease deposit liability capitalized in net investment in sublease	$4	—
Exploration and evaluation expenditures in accounts payable and accrued liabilities	$1,906	$—
Settlement of accrued directors fees through issuance of DSUs	$205	$—

During the three months ended March 31, 2024 and 2023, the Company did not make any payments towards interest or income taxes.

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three months ended March 31, 2024 and 2023 is as follows:

	2024	2023
Director remuneration	$96	$81
Officer & key management remuneration[1]	$876	$854
Termination benefits	$—	$675
Share-based payments	$2,802	$1,630
(1)	Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of administrative compensation, consulting, and exploration and evaluation expense categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the three months ended March 31, 2024 and 2023 are as follows:

	2024	2023
Exploration and evaluation expense	$259	$126
General and administrative expense	$2,543	$1,504

Recoveries

During the three months ended March 31, 2024, the Company recovered $nil (2023 – $4,000) in salary recoveries from a company with common officer as a result of billing employee time for services provided. The salary recoveries were recorded in administrative compensation expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2024 is $424,000 (December 31, 2023 – $1,004,000) due to key management personnel in relation to compensation noted above.

10.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

On February 7, 2022, the Chief Gold Commissioner of the province of British Columbia determined that the Company does not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. The Company has an appeal hearing on this matter with the British Columbia Court of Appeal beginning on May 15, 2024. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study, Feasibility Study and updated Feasibility Study, the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Condensed Interim Consolidated Financial Statements | 15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	OTHER SUBSEQUENT EVENT

In April 2024, the Company issued 302,357 common shares upon vesting of RSUs granted on April 21, 2022.

Condensed Interim Consolidated Financial Statements | 16